Filed by Coherent, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Coherent, Inc.

Commission File No.: 001-33962

Employee Key Messages

•	On Wednesday, we announced that our Board had received a revised acquisition proposal from Lumentum Holdings Inc. and Coherent had entered into a revised merger agreement with Lumentum.

•	This morning, we announced the Board determined that a new acquisition proposal received from II-VI Incorporated yesterday constitutes a “Company Superior Proposal” under the terms of Coherent’s pending revised merger agreement with Lumentum.

•	Lumentum now has a window of four business days to negotiate revisions to our pending revised merger agreement so that II-VI’s proposal is no longer considered a “Company Superior Proposal.”

•	If Lumentum chooses not to provide a revised proposal, we will terminate our revised merger agreement with Lumentum and enter into a definitive merger agreement with II-VI at that time.

•	As with previous transaction updates, please note that there is nothing for you to do at this time. Until any transaction closes, we will continue to operate as an independent company, and it will be business as usual at Coherent.

•	Thank you for all your patience throughout this transaction process and your continued dedication to our company. It is because of you all and your excellent work that we are such a desired merger partner.

Important Information and Where You Can Find It

In connection with the proposed transaction (the “Lumentum Proposed Transaction”) between Lumentum Holdings Inc. (“Lumentum”) and Coherent, Inc. (“Coherent”), Lumentum plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Coherent and Lumentum and will constitute a prospectus with respect to shares of Lumentum’s common stock to be issued to Coherent’s stockholders at the completion of the Lumentum Proposed Transaction (the “Joint Proxy Statement/Prospectus”). Coherent and Lumentum may also file other documents with the SEC regarding the Lumentum Proposed Transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Coherent or Lumentum may file with the SEC in connection with the Lumentum Proposed Transaction. COHERENT STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE LUMENTUM PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC by Coherent and Lumentum in connection with the Lumentum Proposed Transaction through the website maintained by the SEC at www.sec.gov. Additional information regarding the participants in the solicitation of proxies in respect of the Lumentum Proposed Transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any registration statement, prospectus, proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Participants in the Solicitation of Proxies in Connection with Lumentum Proposed Transaction

Coherent and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Lumentum Proposed Transaction. Information regarding Coherent’s directors and executive officers, including a description of their direct and indirect interests in the Lumentum Proposed Transaction, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus. Coherent stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the Lumentum Proposed Transaction, including the direct and indirect interests of Coherent directors and executive officers in the Lumentum Proposed Transaction, which may be different than those of Coherent stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents (including any registration statement, prospectus, proxy statement and other relevant materials to be filed with the SEC) that are filed or will be filed with the SEC relating to the Lumentum Proposed Transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This document does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. If a negotiated transaction between Coherent and II-VI Incorporated (“II-VI”) is entered into, Coherent and II-VI will prepare and II-VI will file a registration statement that will include a proxy statement/prospectus related to the proposed transaction between Coherent and II-VI (the “II-VI Proposed Transaction”), the II-VI Proposed Transaction will be submitted to the stockholders of Coherent for their consideration, and Coherent will provide the proxy statement/prospectus to its stockholders. Coherent, and possibly II-VI, may also file other documents with the SEC regarding the II-VI Proposed Transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Coherent or II-VI may file with the SEC in connection with such II-VI Proposed Transaction. If a negotiated transaction between Coherent and II-VI is entered into, investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials with respect to the II-VI Proposed Transaction carefully in their entirety when they become available before making any voting or investment decision with respect to the II-VI Proposed Transaction because they will contain important information about the II-VI Proposed Transaction.

Cautionary Note Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Coherent’s and its board of directors’ current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in these statements.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the determinations made by Coherent’s board of directors following its evaluation of any negotiations between Coherent and Lumentum; the impact of the actions of Lumentum or II-VI in response to any discussions between Coherent and one of the other companies on the potential consummation of the proposed transaction with one of such other companies; the outcome of any legal proceedings that could be instituted against Coherent or its directors related to the discussions or the proposed amended and restated merger agreement with Lumentum or the proposed merger agreement with II-VI; changes in any proposals from II-VI or Lumentum; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed amended and restated merger agreement with Lumentum; the inability to complete either the proposed merger with Lumentum or with II-VI due to the failure to obtain stockholder approval for such merger or the failure to satisfy other conditions to completion of the merger, including the receipt of all regulatory approvals related to the merger; the failure of the counterparty to the merger agreement with Coherent to obtain the necessary debt financing arrangements set forth in the debt commitment letters delivered pursuant to the proposed merger agreement with such counterparty; the failure of II-VI to obtain the desired equity financing arrangements set forth in the investment agreement delivered pursuant to the proposed merger agreement with II-VI; the risk that the proposed transaction disrupts current plans and operations and potential difficulties in employee retention as a result of the proposed merger with Lumentum or II-VI; the impact of the COVID-19 pandemic and related private and public sector measures on Coherent’s business and general economic conditions; risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Coherent’s and the counterparty to a merger agreement with Coherent’s response to any of the aforementioned factors; geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China; Coherent’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; the effects of local and national economic, credit and capital market conditions on the proposed transactions or on the economy in general, as well as those risks and uncertainties discussed from time to time in our other reports and other public filings with the SEC, including, but not limited to, those detailed in Coherent’s Annual Report on Form 10-K for the fiscal year ended October 3, 2020 (as amended), and Coherent’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 2021. The forward-looking statements contained herein are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.